UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 25, 2006.

Commission File Number 001-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Report contains a copy of the following:

(1)     The Press Release issued on April 25, 2006.

Amsterdam • 25 April 2006

ING Group AGM adopts 2005 Annual Accounts

The Annual General Shareholders Meeting (AGM) of ING Groep N.V. today adopted the 2005 Annual Accounts and declared a total dividend for 2005 of EUR 1.18 per (depositary receipt for an) ordinary share. The dividend, as announced on 16 February 2006, represents an increase of 10.3% from EUR 1.07 for 2004. Taking into account the interim dividend of EUR 0.54 made payable in August 2005, the final dividend amounts to EUR 0.64 per (depositary receipt for an) ordinary share to be paid fully in cash. ING’s shares will be quoted ex-dividend as of 27 April 2006 and the final dividend will be made payable on 4 May 2006.

In addition, the AGM appointed the proposed four new Executive Board members following the retirement of Fred Hubbell and Hans Verkoren, and the departure of Alexander Rinnooy Kan. As announced on 16 February 2006, Tom McInerney will assume responsibility for Insurance Americas and ING Investment Management in the Americas, Dick Harryvan will take over responsibility for ING Direct, Hans Van der Noordaa will head Insurance Asia/Pacific and ING Investment Management Asia/Pacific, and Jacques de Vaucleroy will assume responsibility for Insurance Europe and ING Investment Management in Europe.

The AGM also appointed Piet Klaver to the Supervisory Board. The required approval was recently obtained from the Dutch Central Bank. In addition, Cor Herkströter (Chairman) and Karel Vuursteen were reappointed to the Supervisory Board. As announced on 14 March 2006, Aad Jacobs and Paul Baron de Meester retired from the Supervisory Board at the conclusion of today’s AGM.

Furthermore, the AGM approved the buyback of (depositary receipts for) preference A shares from Aegon, as announced on 21 March 2006, and authorised the purchase of (depositary receipts for) preference A shares in the company’s own capital at more flexible levels. It also authorised the cancellation of all preference A shares purchased by ING Groep N.V.

Press enquiries: ING Group Mark Goedbloed, +31 20 541 5469, mark.goedbloed@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries.
With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: April 25, 2006